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Exhibit 3

                         [Decade Companies Letterhead]


                                                            November 20,1996


          Decade Companies Income Properties--A Limited Partnership
                 Supplemental Letter to All Limited Partners


                                  INTRODUCTION

         As we approach the tender offer expiration date and in addition to the information set forth in the Offer to Purchase limited partnership Interests, dated October 24, 1996, and the Annexes and Exhibits thereto as well as past supplemental letters, limited partners of Decade Companies Income Properties--A Limited Partnership ("Partnership") should carefully consider the following information in deciding whether to tender a limited partnership Interest ("Interest") on the terms and subject to the conditions set forth in the Offer to Purchase and the related letter of acceptance and this supplemental letter, which together constitute the Offer. The Offer, proration period and withdrawal rights have been extended and will now expire at 12:00 midnight, Milwaukee time, on Wednesday, November 27, 1996, unless further extended by the Partnership.

         This letter is also designed to answer some of the questions that limited partners have commonly asked of the Partnership Manager.

                                 TENDER AMOUNT

         Please note that the Offer to Purchase is for 8,944 Interests. If more than 8,944 Interests are tendered, the Partnership will purchase up to 8,944 Interests. If the Partnership obtains financing to purchase additional Interests, the Partnership will prepare and disseminate supplemental materials and, if required, will extend the expiration date (currently set for November 27, 1996). If more than 8,944 Interests are tendered (or such higher amount as set out in supplemental material) and the Partnership determines not to, or is unable to, borrow additional funds, the Partnership will prorate the tendered Interests as described in the Offer to Purchase.

                            BACKGROUND OF THE OFFER

         As previously noted, neither the Partnership nor its General Partner makes any recommendation as to whether a partner should tender or refrain from tendering Interests. You must make that decision after considering all facts. Limited partners who tender their Interests will receive $402.00 per Interest in cash subject to proration rights and will no longer share in the risks associated with achieving earnings or the potential to realize a greater value for their Interests. On the other hand, limited partners who do not tender their Interests will acquire a greater
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share of the equity, profit and losses of the Partnership.  While there can be no assurances, the General Partner believes that the current value of the Partnership properties is more likely than not to increase in the future, provided the Partnership holds the property for a period of time.

         No additional offers on the Partnership's properties have been received, although the Partnership has received inquiries as to the properties and continues to evaluate the status of any inquiry received concerning its properties. In addition, the Partnership received a fax from an entity suggesting it was exploring the possibility of presenting an offer higher than the current tender offer price. No further price was stated and no further information has been received.

         As set forth in the offer to purchase, the General Partner believes the current value of the Partnership properties is more likely than not to increase in the future, provided the Partnership holds the property for a period of time and, therefore, does not believe that now is the optimal time to sell the property and liquidate the Partnership. There can be no assurances, however, of any profit or distribution if a limited partner decides to hold their Interest. The General Partner would favor sale of the Partnership's properties if presented with a favorable offer or upon a clear request by the limited partners. The General Partner, therefore, cannot state when the Partnership's properties will be sold.

                            CONDITIONS OF THE OFFER

         The Partnership also amends the Offer and specifically agrees that the conditions (described in detail on pages 20 and 21 of the Offer to Purchase) shall be satisfied or waived prior to the expiration date of the Offer (currently scheduled for November 27, 1996). Therefore, after the expiration date, the Partnership will purchase up to 8,944 Interests, subject to these proration rights.

                               RECENT SALE PRICES

         The Partnership is aware of the following secondary market transactions in the Partnership Interests from October 1994 through October 1996. Since October 1996, the General Partner is unaware of any completed transaction, although it has learned that certain limited partners in early October 1996 have considered sales below the $402 offer price (such sales were not consummated and range from $280 to $350 per Interest). The General Partner or its affiliates were not a party to any of these transactions.
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
                                       Number of        Purchase Price per
         Sale Date                     Interests            Interest
         ---------                     ---------            --------
         10/11/94                          10.00            $301.70
         12/22/94                           3.00            $368.33
         12/26/94                          25.00            $380.00
          2/20/95                          31.40            $127.39
           7/3/95                          50.00            $410.00
           7/3/95                          50.00            $410.00
          9/17/95                           2.50            $450.00
          9/20/95                           5.00            $360.00
          11/1/95                          20.00            $400.00
         11/11/95                           8.00            $700.00
          12/4/95                          25.00            $380.27
          12/4/95                          25.00            $380.27
         12/16/95                           3.00            $383.94
         12/17/95                          20.00            $345.00
         12/22/95                          25.00            $355.00
           3/2/96                           5.00            $338.20
          3/26/96                          10.00            $360.00
          3/28/96                           2.26            $271.94
          2/26/96                           3.00            $311.67
          3/26/96                           6.06            $344.93
          3/28/96                           2.50            $300.40
          3/28/96                           5.00            $340.20
          6/25/96                           2.00            $400.00
          8/15/96                           2.04            $280.00
          8/28/96                          50.00            $350.00
          9/10/96                           8.80            $300.00
          9/17/96                           3.00            $339.00

                                 OTHER MATTERS

         Finally, and as previously noted, an ex-employee has announced that the intends to solicit consents to remove and replace the Partnership's General Partner. As previously noted, we believe this party is acting for his own interests and has not considered significant issues, including compliance with the partnership agreement and resolution of contractual agreements between the Partnership and other parties. The Partnership is considering all of the rights and what action is appropriate. Such action could include, among others, litigation against the ex-employee and his affiliates.

         If you have any questions, please contact Mr. Michael G. Sweet at Decade Companies, Suite 140, 250 Patrick Boulevard, Brookfield, Wisconsin 53045 (414-792-9200).

         Thank you.

                                             Very truly yours,

                                             /s/ Michael Sweet
                                             Michael G. Sweet
                                             Partnership Manager